UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Aon Corporation

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

200166106

(CUSIP Number)

Lisa J. Reátegui

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 200166106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick G. Ryan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,944,844

	8.	Shared Voting Power 11,801,904

	9.	Sole Dispositive Power 4,472,922

	10.	Shared Dispositive Power 12,273,826

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,330,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.49%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 200166106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shirley W. Ryan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 583,942

	8.	Shared Voting Power 11,801,904

	9.	Sole Dispositive Power 583,942

	10.	Shared Dispositive Power 12,273,826

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,330,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.49%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 200166106

Introduction

This filing is being made jointly by Patrick G. Ryan and Shirley W. Ryan and relates to the common stock, $1.00 par value (“Aon Common Stock”), of Aon Corporation, a Delaware corporation (“Aon”).  These individuals own Aon Common Stock directly and act as trustees of various trusts to benefit members of the Ryan family. This filing amends the Schedule 13D previously filed by Patrick G. Ryan and Shirley W. Ryan.  Shirley W. Ryan is the spouse of Patrick G. Ryan.

Patrick G. Ryan and Shirley W. Ryan are filing this Amendment No. 10 to this Schedule 13D to report the changes in their beneficial ownership of Aon Common Stock.

Item 1.	Security and Issuer
This statement relates to the Aon Common Stock. Aon is a Delaware corporation, the principal executive offices of which are located at 200 E. Randolph Drive, Chicago, Illinois 60601.

Item 2.	Identity and Background

The name, business address and present principal occupation or employment of each of the persons filing this statement are as follows:

Patrick G. Ryan:  Mr. Ryan is founder, Chairman and Chief Executive Officer of Ryan Specialty Group, a company that provides specialty services to insurance brokers, agents and carriers.  The business address of Ryan Specialty Group, and Mr. Ryan’s business address, are 200 East Randolph St., 20th Floor, Chicago, Illinois  60601.

Shirley W. Ryan:  Mrs. Ryan is co-founder and president of Pathways Foundation, a foundation that promotes early detection and inclusion for infants and children with physical differences or disabilities, and an outpatient pediatric therapy clinic.  The business address of the foundation, and Mrs. Ryan’s business address, are c/o Ryan Enterprises Group, Suite 2100, 150 North Michigan Ave., Chicago, Illinois  60601.

Neither of the persons filing this statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the persons filing this statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Each of the persons filing this statement is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
No funds or other consideration were borrowed or otherwise obtained for the purpose of effecting the transactions described herein.

Item 4.	Purpose of Transaction

Patrick G. Ryan is the retired Chairman and Chief Executive Officer of Aon.  None of the persons filing this statement has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Aon or the disposition of securities of Aon; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Aon or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Aon or of any of its subsidiaries; (d) any change in the present board of directors or management of Aon, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Aon; (f) any other material change in Aon’s business or corporate structure; (g) changes in Aon’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Aon by any

CUSIP No. 200166106

person; (h) causing a class of securities of Aon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Aon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The persons filing this statement beneficially own in the aggregate (without duplication) 17,330,690 shares of Aon Common Stock, representing approximately 6.49% of the 266,851,500 issued and outstanding shares of Aon Common Stock as of January 29, 2010.

The shares of Aon Common Stock beneficially owned by such persons are beneficially owned as follows:

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote		Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Patrick G. Ryan	4,944,844	11,801,904	(1)	4,472,922	12,273,826	(2)
Shirley W. Ryan	583,942	11,801,904	(3)	583,942	12,273,826	(4)

(1)           Shares power to vote with Shirley W. Ryan.

(2)           Shares power to dispose with Shirley W. Ryan.

(3)           Shares power to vote with Patrick G. Ryan.

(4)           Shares power to dispose with Patrick G. Ryan.

Since August 25, 2005, the filing persons have effected the following transactions in Aon Common Stock:

From August 25, 2005 through December 31, 2005, the filing persons sold an aggregate of 2,500,000 shares of Aon Common Stock pursuant to a written plan (the “Sales Plan”) entered into pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and disclosed in a prior amendment to this Schedule 13D.  These sales occurred at prices ranging from $31.10 to $36.89.  In addition, the filing persons donated an aggregate of 63,852 shares of Aon Common Stock to third party organizations to satisfy charitable pledges made by the filing persons to such organizations.

In 2006, the filing persons sold an aggregate of 2,500,000 shares of Aon Common Stock pursuant to the Sales Plan.  These sales occurred at prices ranging from $33.23 to $40.14.  In addition, the filing persons acquired an aggregate of 2,308 shares of Aon Common Stock through distributions made to Mr. Ryan based on his participation in various Aon equity incentive plans.  The filing persons also donated an aggregate of 1,016,030 shares of Aon Common Stock to third party organizations to satisfy charitable pledges made by the filing persons to such organizations.

In 2007, the filing persons acquired an aggregate of 341,659 shares of Aon Common Stock through distributions made to Mr. Ryan based on his participation in various Aon equity incentive plans.

In 2008, the filing persons acquired an aggregate of 19,292 shares of Aon Common Stock through distributions made to Mr. Ryan based on his participation in various Aon equity incentive plans.  In addition, the filing parties donated an aggregate of 288,360 shares to third party organizations to satisfy charitable pledges made by the filing persons to such organizations.

In 2009, the filing parties acquired an aggregate of 549,311 shares of Aon Common Stock through distributions made to Mr. Ryan based on his participation in various Aon equity incentive plans.  In addition, the filing persons sold an aggregate of 446,645 shares of Aon Common Stock pursuant to open market transactions.

CUSIP No. 200166106

These sales occurred at prices ranging from $38.62 to $41.35.  The filing persons also donated an aggregate of 172,688 shares to third party organizations to satisfy charitable pledges made by the filing persons to such organizations.

From January 1, 2010 through February 25, 2010, the filing persons acquired 58,135 shares of Aon Common Stock through distributions made to Mr. Ryan based on his participation in various Aon equity incentive plans.  In addition, the filing persons sold an aggregate of 811,397 shares of Aon Common Stock pursuant to open market transactions.  These sales occurred at prices ranging from $39.89 to $40.48.

No transactions, other than as described above, in Aon Common Stock were effected by any of the persons filing this statement within the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Patrick G. Ryan and certain trusts for whom he or Shirley W. Ryan is a trustee have revolving and other credit facilities with various financial institutions.  Certain of the shares of Aon Common Stock beneficially owned by the persons filing this statement have been pledged (subject to a right to withdraw such shares from the pledge depending on loan-to-collateral ratios) to secure repayment of such amounts as may be outstanding under such facilities from time to time.  Additional shares of Aon Common Stock may be pledged by such persons from time to time hereafter to secure borrowings under such facilities or other facilities entered into in the future.

Item 7.	Material to be Filed as Exhibits
Exhibit I Agreement of Joint Filing, dated March 17, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, correct and complete.

/s/ Patrick G. Ryan
Patrick G. Ryan
Dated: March 17, 2010

/s/ Shirley W. Ryan
Shirley W. Ryan
Dated: March 17, 2010

EXHIBIT INDEX

Exhibit I                                                                             Agreement of Joint Filing, dated March 17, 2010